UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

ModusLink Global Solutions, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

60786L107
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 29, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 60786L107

1	NAME OF REPORTING PERSON 3 RIVERS ACTIVIST PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 418,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 418,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 418,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 60786L107

1	NAME OF REPORTING PERSON GLADIUS INVESTORS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 63,284
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 63,284
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,284
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 60786L107

1	NAME OF REPORTING PERSON LCV CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 481,284
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 481,284
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 481,284
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 60786L107

1	NAME OF REPORTING PERSON LODOVICO DE VISCONTI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 481,284
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 481,284
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 481,284
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 60786L107

1	NAME OF REPORTING PERSON RAGING CAPITAL FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,086,352
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,086,352
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,086,352
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 60786L107

1	NAME OF REPORTING PERSON RAGING CAPITAL FUND (QP), LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 758,951
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 758,951
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 758,951
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 60786L107

1	NAME OF REPORTING PERSON RAGING CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,845,303
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,845,303
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,845,303
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 60786L107

1	NAME OF REPORTING PERSON WILLIAM C. MARTIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 51,000
	8	SHARED VOTING POWER 1,845,303
	9	SOLE DISPOSITIVE POWER 51,000
	10	SHARED DISPOSITIVE POWER 1,845,303
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,886,303
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 60786L107

1	NAME OF REPORTING PERSON ANTHONY J. BONIDY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) - 0 -
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 60786L107

1	NAME OF REPORTING PERSON JEFFREY J. FENTON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) - 0 -
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 60786L107

1	NAME OF REPORTING PERSON KENNETH H. TRAUB
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 35,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 35,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 60786L107

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, par value $0.01 per share (the “Shares”), of ModusLink Global Solutions, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is 1100 Winter Street, Waltham, Massachusetts 02451.

Item 2.	Identity and Background.

(a)           This statement is filed by 3 Rivers Activist Partners, L.P., a Delaware limited partnership (“3 Rivers”), Gladius Investors, L.P., a Delaware limited partnership (“Gladius”), LCV Capital Management, LLC, a Delaware limited liability company (“LCV”), Lodovico de Visconti, Raging Capital Fund, LP, a Delaware limited partnership (“Raging Capital Fund”), Raging Capital Fund (QP), LP, a Delaware limited partnership (“Raging Capital Fund QP”), Raging Capital Management, LLC, a Delaware limited liability company (“Raging Capital”), William C. Martin, Anthony J. Bonidy, Jeffrey J. Fenton and Kenneth H. Traub.  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

LCV is the general partner of each of 3 Rivers and Gladius.  Mr. de Visconti serves as the managing member of LCV.

Raging Capital is the general partner of each of Raging Capital Fund and Raging Capital Fund QP.  Mr. Martin serves as the managing member of Raging Capital.

(b)           The principal business address of each of 3 Rivers, Gladius, LCV, Mr. de Visconti and Mr. Bonidy is Fifteen Churchill Road, Suite 1000, Pittsburgh, Pennsylvania 15235.

The principal business address of each of Raging Capital Fund, Raging Capital Fund QP, Raging Capital and Mr. Martin is 254 Witherspoon Street, Princeton, New Jersey 08542.

The principal business address of Mr. Fenton is 604 Whispering Pines Drive, Pittsburgh, Pennsylvania 15238.

The principal business address of Mr. Traub is 2 Applegate Drive, Robbinsville, New Jersey 08691.

(c)           The principal business of each of 3 Rivers and Gladius is investing in securities.  The principal business of LCV is serving as the general partner of each of 3 Rivers and Gladius.  The principal occupation of Mr. de Visconti is serving as the managing member of LCV.

The principal business of each of Raging Capital Fund and Raging Capital Fund QP is investing in securities.  The principal business of Raging Capital is serving as the general partner of each of Raging Capital Fund and Raging Capital Fund QP.  The principal occupation of Mr. Martin is serving as the managing member of Raging Capital.

The principal occupation of Mr. Bonidy is serving as Operating Principal of LCV.  The principal occupation Mr. Fenton is serving as Principal of Devonshire Advisors LLC, an investment advisory services firm.  The principal occupation of Mr. Traub is serving as President and CEO of Ethos Management, a private investment and consulting firm.

CUSIP NO. 60786L107

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Each of Messrs. de Visconti, Martin, Bonidy, Fenton and Traub is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 481,284 Shares beneficially owned by LCV is approximately $2,442,003, including brokerage commissions.  The Shares beneficially owned by LCV consist of 418,000 Shares that were acquired with 3 Rivers’ working capital and 63,284 Shares that were acquired with Gladius’ working capital.

The aggregate purchase price of the 1,845,303 Shares beneficially owned by Raging Capital is approximately $11,038,049, including brokerage commissions.  The Shares beneficially owned by Raging Capital consist of 1,086,352 Shares that were acquired with Raging Capital Fund’s working capital and 758,951 Shares that were acquired with Raging Capital Fund QP’s working capital.

The aggregate purchase price of the 51,000 Shares owned directly by Mr. Martin is approximately $322,590.

The aggregate purchase price of the 35,000 Shares owned directly by Mr. Traub is approximately $236,466.

The securities reported herein are held primarily in margin accounts maintained with prime brokers, which may extend margin credit as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime brokers’ credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.	Purpose of Transaction.

The Reporting Persons have established “The Moduslink Full Value Committee” for the purpose of seeking representation on the Board of Directors of the Issuer (the “Board”).  In furtherance of the foregoing, on September 10, 2010, 3 Rivers delivered a letter to the Corporate Secretary of the Issuer nominating Anthony J. Bonidy, Jeffrey J. Fenton and Kenneth H. Traub (collectively, the “Nominees”) to be elected to the Board at the 2010 annual meeting of stockholders of the Issuer, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof.

The Reporting Persons have engaged in discussions with the Issuer to try to reach an agreement regarding Board representation and certain corporate governance changes that the Reporting Persons believe would enhance shareholder value.  Unfortunately, the Reporting Persons have been unable to reach an agreement with the Issuer.  As a result, on October 7, 2010, the Reporting Persons sent a letter to the Issuer expressing their belief that the full potential of the Issuer is not being realized due to shortcomings in the Company’s operational and capital market strategies and their concerns regarding the Issuer’s corporate governance practices.  The Reporting Persons also called on the Issuer to immediately implement a $50 to $75 million share repurchase program and align executive compensation with performance.  A copy of the letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

CUSIP NO. 60786L107

The Reporting Persons purchased the Shares based on their belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their respective positions in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.  The Reporting Persons intend to review their respective investments in the Issuer on a continuing basis and engage in discussions with management, the Board of Directors and shareholders of the Issuer concerning the business, operations and future plans of the Issuer.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their respective investments in the Issuer as they deem appropriate including, without limitation, making proposals to the Issuer concerning changes to the capitalization, the Board, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 44,054,393 Shares outstanding as of June 4, 2010, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on June 9, 2010.

As of the date hereof, 3 Rivers owned directly 418,000 Shares, constituting less than 1% of the Shares outstanding.  By virtue of their relationships with 3 Rivers discussed in further detail in Item 2, each of LCV and Mr. de Visconti may be deemed to beneficially own the Shares owned by 3 Rivers.

As of the date hereof, Gladius owned directly 63,284 Shares, constituting less than 1% of the Shares outstanding.  By virtue of their relationships with Galdius discussed in further detail in Item 2, each of LCV and Mr. de Visconti may be deemed to beneficially own the Shares owned by Gladius.

As of the date hereof, Raging Capital Fund owned directly 1,086,352 Shares, constituting approximately 2.5% of the Shares outstanding.  By virtue of their relationships with Raging Capital Fund discussed in further detail in Item 2, each of Raging Capital and Mr. Martin may be deemed to beneficially own the Shares owned by Raging Capital Fund.

As of the date hereof, Raging Capital Fund QP owned directly 758,951 Shares, constituting approximately 1.7% of the Shares outstanding.  By virtue of their relationships with Raging Capital Fund QP discussed in further detail in Item 2, each of Raging Capital and Mr. Martin may be deemed to beneficially own the Shares owned by Raging Capital Fund QP.

CUSIP NO. 60786L107

As of the date hereof, Mr. Martin owned directly 51,000 Shares, constituting less than 1% of the Shares outstanding.

As of the date hereof, Mr. Traub owned directly 35,000 Shares, constituting less than 1% of the Shares outstanding.

As of the date hereof, the members of The Moduslink Full Value Committee collectively owned an aggregate of 2,412,587 Shares, constituting approximately 5.5% of the Shares outstanding.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the Shares owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any Shares he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.

(b)           LCV, Mr. de Visconti and 3 Rivers have shared voting and dispositive power with respect to the Shares owned directly by 3 Rivers.  LCV, Mr. de Visconti and Gladius have shared voting and dispositive power with respect to the Shares owned directly by Gladius.

Raging Capital, Mr. Martin and Raging Capital Fund have shared voting and dispositive power with respect to the Shares owned directly by Raging Capital Fund.  Raging Capital, Mr. Martin and Raging Capital Fund QP have shared voting and dispositive power with respect to the Shares owned directly by Raging Capital Fund QP.  Mr. Martin has sole voting and dispositive power with respect to the Shares he owns directly.

Mr. Traub has sole voting and dispositive power with respect to the Shares he owns directly.

(c)           Schedule A annexed hereto lists all transactions in securities of the Issuer during the past sixty days by the Reporting Persons.  All of such transactions were effected in the open market.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Persons have entered into a Solicitation Agreement, as amended, pursuant to which, among other things, (i) the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer; (ii) the parties agree to solicit proxies or written consents to elect the Nominees and to take all other action necessary or advisable to achieve the foregoing (the “Solicitation”); (iii) the parties agree on procedures for approving press releases and stockholder communications proposed to be made or issued by the Group or any member of the Group; (iv) each of LCV and Raging Capital agree to pay a specified proportional share of all expenses incurred by the Group in connection with the Group’s activities that have been approved by LCV and Raging Capital; and (v) the parties agree that the Group shall be referred to as “The ModusLink Full Value Committee”.  The Solicitation Agreement, as amended, is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

CUSIP NO. 60786L107

LCV and Raging Capital have entered into indemnification agreements pursuant to which they have agreed to indemnify the Nominees against claims arising from the Solicitation and any related transactions.  The indemnification agreements are attached hereto as Exhibits 99.3 through 99.5 and are incorporated herein by reference.

3 Rivers has purchased in the open market from counterparties the right to put to such counterparties up to 413,000 Shares at a price of $7.50 per Share, if such right is exercised prior to or on December 18, 2010.

3 Rivers has sold in the open market to counterparties the right to call from such counterparties up to 75,000 Shares at a price of $7.50 per Share, if such right is exercised prior to or on December 18, 2010.

Gladius has purchased in the open market from counterparties the right to put to such counterparties up to 50,000 Shares at a price of $7.50 per Share, if such right is exercised prior to or on December 18, 2010.

Gladius has sold in the open market to counterparties the right to call from such counterparties up to 25,000 Shares at a price of $7.50 per Share, if such right is exercised prior to or on December 18, 2010.

Gladius has purchased in the open market from counterparties the right to call from such counterparties up to 23,200 Shares at a price of $5.00 per Share, if such right is exercised prior to or on December 18, 2010.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Letter to the Board of Directors of ModusLink Global Solutions, Inc. from LCV Capital Management, LLC and Raging Capital Management, LLC, dated October 7, 2010.

99.2
Solicitation Agreement as amended, by and among 3 Rivers Activist Partners, L.P., Gladius Investors, L.P., LCV Capital Management, LLC, Lodovico de Visconti, Raging Capital Fund, LP, Raging Capital Fund (QP), LP, Raging Capital Management, LLC, William C. Martin, Anthony J. Bonidy, Jeffrey J. Fenton and Kenneth H. Traub dated September 16, 2010.

99.3	Indemnification Agreement, by and between LCV Capital Management, LLC, Raging Capital Management, LLC and Anthony J. Bonidy dated October 7, 2010.

99.4	Indemnification Agreement, by and between LCV Capital Management, LLC, Raging Capital Management, LLC and Jeffrey J. Fenton dated October 7, 2010.

99.5	Indemnification Agreement, by and between LCV Capital Management, LLC, Raging Capital Management, LLC and Kenneth H. Traub dated October 7, 2010.

CUSIP NO. 60786L107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 7, 2010

3 RIVERS ACTIVIST PARTNERS, L.P.

By:	LCV Capital Management, LLC General Partner

By:	/s/ Lodovico de Visconti
	Name:	Lodovico de Visconti
	Title:	Managing Member

GLADIUS INVESTORS, L.P.

By:	LCV Capital Management, LLC General Partner

By:	/s/ Lodovico de Visconti
	Name:	Lodovico de Visconti
	Title:	Managing Member

LCV CAPITAL MANAGEMENT, LLC

By:	/s/ Lodovico de Visconti
	Name:	Lodovico de Visconti
	Title:	Managing Member

/s/ Lodovico de Visconti
LODOVICO DE VISCONTI

CUSIP NO. 60786L107

RAGING CAPITAL FUND, LP

By:	Raging Capital Management, LLC General Partner

By:	/s/ William C. Martin
	Name:	William C. Martin
	Title:	Managing Member

RAGING CAPITAL FUND (QP), LP

By:	Raging Capital Management, LLC General Partner

By:	/s/ William C. Martin
	Name:	William C. Martin
	Title:	Managing Member

RAGING CAPITAL MANAGEMENT, LLC

By:	/s/ William C. Martin
	Name:	William C. Martin
	Title:	Managing Member

/s/ William C. Martin
WILLIAM C. MARTIN

CUSIP NO. 60786L107

/s/ Anthony J. Bonidy
ANTHONY J. BONIDY

/s/ Jeffrey J. Fenton
JEFFREY J. FENTON

/s/ Kenneth H. Traub
KENNETH H. TRAUB

CUSIP NO. 60786L107

SCHEDULE A

Transactions in the Shares During the Past 60 Days

Class of Security	Securities Purchased/(Sold)	Price Per Share ($)	Date of Purchase/Sale

3 Rivers Activist Partners, L.P.

December 2010 Put Option, ($7.50 Strike Price)	1,250	1.000	09/10/10
December 2010 Put Option, ($7.50 Strike Price)	1,250	1.050	09/10/10
Common Stock	50,000	7.3776	09/21/10
December 2010 Put Option, ($7.50 Strike Price)	500	0.8531	09/21/10
Common Stock	11,000	7.0813	09/22/10
December 2010 Put Option, ($7.50 Strike Price)	110	0.9545	09/22/10
Common Stock	6,000	6.7217	09/28/10
December 2010 Put Option, ($7.50 Strike Price)	10	0.9500	09/28/10
Common Stock	26,000	6.1756	09/29/10
December 2010 Put Option, ($7.50 Strike Price)	260	1.5346	09/29/10
Common Stock	75,000	6.4500	10/07/10
December 2010 Put Option, ($7.50 Strike Price)	750	1.3000	10/07/10
December 2010 Call Option, ($7.50 Strike Price)	(750)	0.1000	10/07/10

Gladius Investors, L.P.

Common Stock	20,916	6.1726	09/29/10
December 2010 Put Option, ($7.50 Strike Price)	250	1.5200	09/29/10
Common Stock	2,268	6.2738	09/30/10
Common Stock	4,100	6.2610	10/04/10
Common Stock	25,000	6.4500	10/07/10
December 2010 Put Option, ($7.50 Strike Price)	250	1.3000	10/07/10
December 2010 Call Option, ($7.50 Strike Price)	(250)	0.1000	10/07/10
December 2010 Call Option, ($5.00 Strike Price)	232	1.6000	10/07/10
Common Stock	11,000	6.3600	10/07/10

Raging Capital Fund, LP

Common Stock	5,330	6.4100	07/29/10
Common Stock	2,702	6.4000	08/02/10
Common Stock	23,664	6.4991	08/04/10
Common Stock	14,500	6.5000	08/05/10
Common Stock	3,530	6.3567	08/06/10
Common Stock	17,400	6.2700	08/11/10
Common Stock	8,700	6.1700	08/12/10
Common Stock	24,559	6.0644	08/13/10

CUSIP NO. 60786L107

Class of Security	Securities Purchased/(Sold)	Price Per Share ($)	Date of Purchase/Sale

Common Stock	580	5.9700	08/19/10
Common Stock	3,489	5.9938	08/20/10
Common Stock	10,229	5.9370	08/23/10
Common Stock	10,000	5.8400	08/24/10
Common Stock	4,274	5.8741	08/25/10
Common Stock	14,500	5.9305	08/26/10
Common Stock	5,800	5.9000	08/27/10
Common Stock	17,400	5.8300	08/30/10
Common Stock	732	5.8300	09/01/10
Common Stock	10,498	6.4620	09/08/10
Common Stock	9,101	6.3981	09/08/10
Common Stock	8,165	6.6952	09/10/10
Common Stock	11,815	7.0481	09/14/10
Common Stock	11,600	7.1234	09/17/10
Common Stock	30,000	6.2133	09/29/10
Common Stock	6,093	6.2566	09/30/10

Raging Capital Fund (QP), LP

Common Stock	3,859	6.4100	07/29/10
Common Stock	1,955	6.4000	08/02/10
Common Stock	17,136	6.4991	08/04/10
Common Stock	10,500	6.5000	08/05/10
Common Stock	2,555	6.3567	08/06/10
Common Stock	12,600	6.2700	08/11/10
Common Stock	6,300	6.1700	08/12/10
Common Stock	17,784	6.0644	08/13/10
Common Stock	420	5.9700	08/19/10
Common Stock	2,525	5.9938	08/20/10
Common Stock	7,407	5.9370	08/23/10

CUSIP NO. 60786L107

Class of Security	Securities Purchased/(Sold)	Price Per Share ($)	Date of Purchase/Sale

Common Stock	3,094	5.8741	08/25/10
Common Stock	10,500	5.9305	08/26/10
Common Stock	4,200	5.9000	08/27/10
Common Stock	12,600	5.8300	08/30/10
Common Stock	529	5.8300	09/01/10
Common Stock	7,602	6.4620	09/08/10
Common Stock	6,589	6.3981	09/08/10
Common Stock	5,911	6.6952	09/10/10
Common Stock	38,185	7.0481	09/14/10
Common Stock	8,400	7.1234	09/17/10
Common Stock	4,411	6.2566	09/30/10

William C. Martin

Common Stock	3,328	6.1600	08/12/10
Common Stock	(100)	6.2400	09/03/10
Common Stock	(6,328)	6.2100	09/03/10
Common Stock	16,000	6.1500	09/07/10
Common Stock	5,000	6.2000	09/08/10
Common Stock	10,000	6.3100	09/08/10
Common Stock	1,100	6.3000	09/08/10
Common Stock	5,000	7.1234	09/17/10
Common Stock	4,000	6.1400	09/29/10
Common Stock	10,000	6.3666	10/06/10

Kenneth H. Traub

Common Stock	1,800	6.6290	09/09/10
Common Stock	5,200	6.6300	09/09/10
Common Stock	100	6.6300	09/09/10
Common Stock	1,200	6.6290	09/09/10
Common Stock	1,700	6.6290	09/09/10
Common Stock	5,000	6.6800	09/10/10
Common Stock	10,000	7.2000	09/28/10
Common Stock	10,000	6.3500	09/29/10